UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 812-13956

In the matter of

IndexIQ Advisors LLC and
IndexIQ Active ETF Trust

~~Second~~Third Amended and Restated Application (the "Application") for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

All communications and orders to:

IndexIQ Advisors LLC
800 Westchester Drive, Suite N-611
Rye Brook, New York 10573
Phone: (914) 697-4947
Fax: (914) 560-3200

with copies to:

Patrick Daugherty, Esq.
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60654-5313
Phone: (312) 832-5178
Fax: (312) 832-4700
E-mail: pdaugherty@foley.com

Page 1 of 35 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on July ~~6,~~16, 2012

TABLE OF CONTENTS

I.   Introduction

        IndexIQ Advisors LLC (the "Adviser") and IndexIQ Active ETF Trust (the "Trust") request an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

        Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act to permit the Trust to create and operate three actively managed investment portfolios of the Trust (the "Initial Funds") that offer exchange-traded shares ("Shares") that are redeemable in large aggregations only.

        Applicants request that the order requested herein apply to any future series of the Trust or of other open-end management companies that may utilize active management investment strategies ("Future Funds"). Future Funds may invest in equity securities ("Equity Funds") and/or fixed income securities ("Fixed Income Funds") traded in U.S. markets (collectively, "Domestic Funds") or securities traded on global markets ("Foreign Funds").[1] Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (each such entity or any successor thereto being included in the term "Adviser") and (b) comply with the terms and conditions of the Application.[2] The Initial Funds and Future Funds together are referred to herein as the "Funds." Each Fund will operate as an exchange-traded fund ("ETF").

        Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number, each referred to as a "Creation Unit." Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the "Stock Exchange"). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

        Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the law being the "Exchange Act" and such persons registered under the law being "Brokers"), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same "group of investment companies"[3] as the Initial Funds as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund (as defined herein); and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same "group of investment companies" as the Funds and that enters into a FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as "Investing Management Companies," such unit investment trusts are referred to herein as "Investing Trusts," and Investing Management Companies and Investing Trusts are included in the defined term as "Investing Funds"). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B).

        The Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs ("FOF ETFs"). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will comply with one of the relevant statutory exemptions (for example, Section 12(d)(1)(F) or 12(d)(1)(G), either alone or in conjunction with Rule 12d1-1, 12d1-2 or 12d1-3) or else may invest in ETFs in different groups of

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[1] Neither the Initial Funds nor any Future Fund will invest in option contracts, futures contracts, or swap agreements.

[2] For the purposes of the order requested herein, the term "successor" is limited to entities that would result from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term "group of investment companies" as used in this Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

~~invest in ETFs in different groups of~~ investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).[4]

All entities that currently intend to rely on the order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application. An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons, as defined in Section 2(a)(3) of the 1940 Act.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission").

II.   Actively Managed Exchange-Traded Funds

A.   The Applicants

1.   <u>The Trust</u>. The Trust has been organized as a Delaware statutory trust and will be registered under the 1940 Act as an open-end management investment company. The Trust is organized as a series fund, with multiple separate Funds to be offered and sold pursuant to one or more registration statements on Form N-1A. The Trust intends to offer the following Initial Funds: the IQ Global Equity Active ETF ("<u>Global Equity ETF</u>"), the IQ Global Fixed Income Active ETF ("<u>Global Fixed Income ETF</u>") and the IQ Long-Short Active ETF ("<u>Long-Short ETF</u>"). The Trust is overseen by a board of trustees (the "<u>Board</u>") that will maintain the composition requirements of Section 10 of the 1940 Act.[5] Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" or "non-diversified" under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("<u>RIC</u>") diversification requirements of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>")~~. Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), as well as any other applicable disclosure requirements~~.

2.   <u>The Adviser</u>. An Adviser will be the investment adviser to each Fund. IndexIQ Advisors LLC is a Delaware limited liability company, with its principal office located at 800 Westchester Drive, Suite N-611, Rye Brook, New York 10573, and is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "<u>Advisers Act</u>"). The Adviser may retain investment advisers as sub-advisers in connection with the Funds (each, a "<u>Fund Sub-Adviser</u>"). In this connection, Applicants have filed an application for an order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit them to employ a manager-of-managers arrangement, as described in that application, without approval by the vote of a majority of the outstanding securities of each Fund employing that arrangement.[6] <u>Any other Adviser and any Fund Sub-Adviser will be registered or exempt from registration under the Advisers Act.</u>

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[4] In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) requested in this Application.

[5] The term "<u>Board</u>" also includes the board of trustees or directors of any Future Fund.

[6] *See* IndexIQ Advisors LLC, et al., Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements (File No. 812-13957) ("<u>Multi-manager Exemptive Application</u>"). In the Multi-manager Exemptive Application, Applicants also apply for an order under Section 6(c) of the 1940 Act exempting each Fund that employs the proposed manager-of-managers arrangement from certain disclosure obligations under forms and rules promulgated and administered by the Commission.

3.   The principal underwriter and distributor for each of the Funds (the "Distributor") will be a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor will distribute Shares on an agency basis. The identity of the Distributor has not been determined as of the date of this Application, but the Distributor will comply with the terms and conditions of this Application. Applicants request that the relief requested in this Application apply to the Distributor and any future Distributor that satisfies these requirements. The Distributor may be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Trust will appoint a qualified financial institution to serve as custodian ("Custodian") and transfer agent ("Transfer Agent") to the Trust, as well as administrator and dividend disbursing agent to the Trust.

Neither the Trust nor the Adviser is an affiliate of a Stock Exchange. Neither the Distributor nor any Fund or Fund Sub-Adviser will be an affiliate of a Stock Exchange.

B.   The Initial Funds and their Investment Objectives

1.   Global Equity ETF

The investment objective of the Global Equity ETF will be to seek long-term capital appreciation by investing primarily in U.S. and international equity securities. The Global Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities, which may include Depositary Receipts (as further described below), of companies domiciled and primarily listed on a Stock Exchange or traded in global markets. The Board may change the investment objective of the Global Equity ETF without shareholder approval.

Utilizing qualitative and quantitative measures, the Adviser will select companies for the Global Equity ETF that have growth potential within their market niche. Candidates for the portfolio will be ranked based on their relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria.

The Global Equity ETF's investments may include common stocks, ETFs, exchange-traded products not registered as investment companies under the 1940 Act ("ETPs"), preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, convertible debt instruments and special classes of shares available only to foreigners in markets that restrict ownership of certain shares or classes to their own nationals or residents. Holdings may include issues denominated in currencies of foreign countries, investment companies that invest in applicable markets, and in Depositary Receipts representing foreign securities.

Depositary Receipts are typically issued by a financial institution (a "depositary") and evidence ownership in a security or pool of securities that have been deposited with the depositary.[7] A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

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[7] Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (the "Securities Act"), on Form F-6. ADR trades occur either on a Stock Exchange or off exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

2.   Global Fixed Income ETF

The investment objective of the Global Fixed Income ETF will be to seek as high a level of current income as is consistent with preservation of capital. The Global Fixed Income ETF will seek to meet its investment objective by exceeding the total return of the Barclays Capital Global Aggregate Bond Index. The Board may change the investment objective of the Global Fixed Income ETF without shareholder approval.

The Global Fixed Income ETF will normally invest at least 80% of its total assets in U.S. and international investment-grade, taxable, fixed income securities.

The Global Fixed Income ETF may invest in U.S. government securities, non-U.S. sovereign government debt, investment-grade corporate bonds, convertible bonds and structured securitized debt securities, such as mortgage pass-through securities, commercial and residential mortgage-backed securities, and asset-backed securities. As used herein, the term "U.S. government securities" includes securities issued by U.S. government-sponsored entities as well as U.S. Treasury securities. To the extent consistent with other investment limitations, the Global Fixed Income ETF or any other Fund may engage in forward commitment transactions covering debt securities. In a forward commitment transaction, the buyer and seller enter into a contract to buy and sell, respectively, specific securities for a fixed price at a future date beyond normal settlement time. The Global Fixed Income ETF also may invest in ETFs and ETPs. Holdings may include issues denominated in currencies of foreign countries. The Global Fixed Income ETF also may utilize other strategies, such as dollar rolls, currency hedges and reverse repurchase agreements. The Global Fixed Income ETF may invest up to 20% of its total assets in below-investment-grade securities.

3.   Long-Short ETF

The investment objective of the Long-Short ETF will be to seek long-term capital appreciation by investing primarily in U.S. and international equity securities. The Long-Short ETF will seek to meet its investment objective by normally investing at least 80% of its total assets in equity securities, which may include Depositary Receipts, of companies domiciled and primarily listed on a Stock Exchange or traded in global markets. The Board may change the investment objective of the Long-Short ETF without shareholder approval.

Utilizing qualitative and quantitative measures, the Adviser will select companies for the Long-Short ETF. Candidates for the portfolio will be ranked based on their relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. Securities issued by companies that are deemed to have growth potential within their respective market niches and are therefore ranked higher than others within those niches will be candidates for long positions ("Long Positions") within the Long-Short ETF. The Adviser also will select securities issued by companies that have less desirability than others as candidates for short positions ("Short Positions") within the Long-Short ETF.

The Long-Short ETF's investments may include common stocks, ETFs, ETPs, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, convertible debt instruments and special classes of shares available only to foreigners in markets that restrict ownership of certain shares or classes to their own nationals or residents. Holdings may include issues denominated in currencies of foreign countries, investment companies that invest in applicable markets, and in Depositary Receipts representing foreign securities.

To the extent that the Long-Short ETF, or any other Fund, acquires and holds Short Positions, the Fund itself will create such positions in transactions with other market participants. Such a Fund will sell short a specified percentage of some Portfolio Instruments (as defined in note 10 to this Application) and use the proceeds, together with other available cash, to make purchases to add to its Long Positions. The Fund will cover its Short Positions by borrowing securities in the stock loan market. To the extent required by

Section 18(f) of the 1940 Act, Portfolio

Instruments or, including cash (or both) in the Fund's portfolio, will be segregated to cover Short Positions in the portfolio.[8]

A Fund's Short Positions will be disclosed on the Fund's publicly available website as described in Section II.K herein, entitled "Availability of Information." Because of this disclosure, any market participant will be able to determine in real time the intraday value of the Fund. The investment characteristics of Short Positions used by a Fund will be described in detail sufficient for market participants to understand the principal investment strategies of the Fund and to facilitate informed trading of its Shares.

4. Benefits of Funds to Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Fund Deposit and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value ("NAV") should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the market makers for the Shares, whether or not "designated" as such by the Stock Exchange ("Market Makers"), acting in their unique role to provide a fair and orderly secondary market for the Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns in excess of market indexes.

As in the case of index-based ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low-cost-basis stocks through the in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on portfolio securities.

5. Benefits of Section 12(d) Relief

If Section 12(d)(1) relief is granted, the Funds will offer the Investing Funds the benefits noted above. For example, the Initial Funds will offer a simple and efficient way to gain exposure to the broad market or to a particular segment of the market while preserving the opportunity to outperform each Initial Fund's relevant benchmark index.

C. Procedures to Address Potential Conflicts of Interest

Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Fund Sub-Adviser have or will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and any other Fund Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the

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[8] *See* Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979). *See also* Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. Avail. July 2, 1996.

~~non-public information in violation of the~~ Advisers Act, Exchange Act and the rules thereunder. In addition, like the Adviser, the Distributor will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.

D. Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants ("DTC and DTC Participants"). Shareholders will exercise their rights in such securities indirectly through DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds' expense through the customary practices and facilities of DTC and DTC Participants.

E. Exchange Listing

Shares will be listed on a Stock Exchange and traded in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that one or more Market Makers will maintain a market in Shares.[9] As long as the Funds operate in reliance on the requested order, the Shares will be listed on a Stock Exchange.

F. Purchase and Redemption of Creation Units

The Funds will sell Shares to investors in accordance with the processes described below. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. Each Fund will issue and sell Shares on any day that the Funds are open for business, including as required by Section 22(e) under the 1940 Act ("Business Day"). The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (the "NYSE") -- ordinarily 4:00 p.m., Eastern Time, on each Business Day.[10]

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[9] There will be at least one Market Maker on the Stock Exchange for a Fund's Shares (*e.g.*, NYSE Arca would designate a Lead Market Maker) to maintain a market for such Fund's Shares. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed therein.

[10] Applicants note that each Fund will have in place procedures that provide for the valuation of the securities and other assets held by each Fund ("Portfolio Instruments") in calculating NAV, in accordance with Section 2(a)(41) of the 1940 Act.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Fund Instruments").[11] On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Fund Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in the Fund's portfolio (including cash positions),[12] except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[13] and

(c) that TBA Transactions,[14] Short Positions and other positions that cannot be transferred in kind[15] will be excluded from the Creation Basket.[16]

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Component"). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Creation Units will be aggregations of at least 50,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Cash Component, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made *entirely in cash*;

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[11] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Fund Instruments, including that the Deposit Instruments and Fund Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Fund Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[12] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[13] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[14] A "TBA Transaction" is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Fund Instrument.

[15] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[16] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Component (as defined below).

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made *entirely in cash*;[17]

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Fund Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the Shares Clearing Process or the DTC Process (each as defined below);[18] or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Fund Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[19]

Each Business Day, before the open of trading on the listing Stock Exchange, the Fund will cause to be published through the NSCC the names and quantities of the Portfolio Instruments comprising the Creation Basket, as well as the estimated Cash Component (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

A Creation Basket, plus or minus any related cash as determined according to the above procedures, is sometimes referred to as a "Fund Deposit" in this Application.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Instruments in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Instruments in connection with the redemption of Creation Units. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments of the

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[17] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all-cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

[18] It is rare that a listed security is ineligible for transfer through one of these clearing systems.

[19] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

~~into account transaction costs associated with the relevant Deposit Instruments of the~~ Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Brokerage commissions incurred by a Fund to acquire any Deposit Instrument not part of a Fund Deposit are expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee to assure that the Fund collects the extra expense from the purchaser.[20]

Creation Units may be purchased through orders placed by the Distributor through an "Authorized Participant," which is either (1) a "Participating Party," *i.e.*, a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency that is registered with the Commission (the "NSCC"), or (2) a DTC Participant, and which in either case has executed an agreement with the Trust and the Distributor with respect to creations and redemptions of Creation Units ("Participant Agreement"). An investor need not be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds. In the case of the Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Shares Clearing Process") or (2) deposit the Fund Deposit with the Trust "outside" the Shares Clearing Process through the facilities of DTC as described in the statement of additional information for the Funds ("SAI"). The DTC process (the "DTC Process") involves a manual line-by-line movement of each position. In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section H.2. herein under "Settlement and Clearing of Fixed Income Funds."

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (the "Closing Time") -- ordinarily 4:00 p.m., Eastern Time -- on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. In the case of custom orders,[21] the order must be received by the Distributor no later than one hour prior to Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a prospectus for the applicable Fund ("Prospectus"), to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. Purchasers

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[20] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[21] On days when a Stock Exchange or bond markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m., Eastern Time. In addition, orders to purchase shares of a Fixed Income Fund will not be accepted on any day when the bond markets are closed.

~~acceptance furnished by it. Purchasers~~ of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market.

1.   Additional Creation Procedures Applicable to Equity Funds. An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor, such Shares will be delivered to the purchaser thereof.

The Shares Clearing Process is not currently available for purchases or redemptions of the Foreign Funds, hence an entity purchasing or redeeming such Creation Units must go "outside" the Shares Clearing Process. Once a Foreign Fund's Custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of the Foreign Fund.

The Foreign Fund's Custodian shall cause the sub-custodian(s) of the Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Fund Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or "cash-in-lieu" amount), with any appropriate adjustment as advised by such Fund. Deposit Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by such Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor's behalf by the Closing Time on the date such request is submitted.

An entity purchasing Creation Units "outside" the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Instrument and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor, such Creation Units will be delivered to the purchasers thereof.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor's behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Component and any other cash amounts which may be due, the Trust will accept the order, subject to its right (and the right of the Adviser) to reject any not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance and Prospectus to the Authorized Participant that placed the order.

Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.[22] When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Trust will issue and cause delivery of the Creation Unit of a Fund.

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[22] To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposit has not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral consisting of cash or U.S. government securities having a value (marked-to-market daily) up to 125% of the value of the missing Deposit Instruments. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Deposit Instruments and the value of the collateral.

2. *Additional Creation Procedures Applicable to Fixed Income Funds.* See Section H.2. herein, entitled "Settlement and Clearing of Fixed Income Funds," for additional creation procedures applicable to Fixed Income Funds.

G. Pricing

The price of Shares trading on Stock Exchanges will be based on a current bid/offer market. No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or by a Fund. Transactions involving the sale of Shares on Stock Exchanges will be subject to customary brokerage commissions and charges. Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million[23] and will fall in the range of $1 million to $10 million, and that the initial trading price per Share of each Fund will fall in the range of $15 to $100.

H. Redemption Procedures

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund.[24] Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund. The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and the relief requested in this Application with respect to certain Foreign Funds. Redemption requests must be received by 4:00 p.m., Eastern Time, to be redeemed that day, except that custom orders must be received by the Distributor no later than 3:00 p.m., Eastern Time. the order must be received by the Distributor no later than 3:00 p.m., Eastern Time. ~~The Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the listing Stock Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Instruments (the "Creation List") which will be applicable to a purchase and the list of Fund Instruments (the "Redemption List") that will be applicable (each subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day.~~

Unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit will consist of Fund Instruments plus or minus a Cash Redemption Amount determined according to the procedures described above in Section II.F., as the case may be.[~~24~~25] The "Cash Redemption Amount" is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the total aggregate market value of the Fund Instruments being transferred in kind. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.

1. *Additional Redemption Procedures Applicable to Equity Funds.* Creation Units may be redeemed through the Shares Clearing Process (with respect to Domestic Funds only). Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process, except that redemption requests are made directly to a Fund through the Transfer Agent and are not made through the Distributor. Creation Units may also be redeemed outside the Shares Clearing Process (with respect to Foreign Funds or Domestic Funds); however, a higher Transaction Fee will be charged.[~~25~~] ~~As~~[26] As discussed above, a redeemer will pay a Transaction Fee

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[23] The size of a Creation Unit as stated in a Fund's Prospectus may be changed, from time to time, by the Fund, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

[24] In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust's organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion, could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an "in-kind" election for beneficial owners owning in excess of a certain stated minimum amount.

[25] If a redeeming investor must take cash in lieu of one or more Fund Instruments, then the investor will be required to use the DTC Process rather than the NSCC Process.

[~~25~~26] To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the ~~redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which~~

undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash or U.S. government securities having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The

~~discussed above, a redeemer will pay a Transaction Fee~~ to offset the Fund's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Instruments from its account to the account of the redeeming investor. An entity redeeming Shares "outside" the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash-in-lieu of one or more Fund Instruments may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Instruments. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Fund or its agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust, and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above in Section II.F., in certain circumstances each Fund in its discretion may require or permit cash to be substituted for a Fund Instrument.

In the case of Shares of Foreign Funds, upon redemption of Creation Unit Aggregations and taking delivery of the Fund Instruments into the account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Instruments are customarily traded.

2.   *Settlement and Clearing of Fixed Income Funds*. The Deposit Instruments and Fund Instruments of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the Deposit Instruments and will instruct the movement of the Shares only upon validation that the Deposit Instruments have settled correctly or that required collateral is in place.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC and DTC Participants. Shares will be registered in book entry form only, which records will be kept by DTC.

redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash or U.S. government securities having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The procedures for collateralization of missing Shares will require, among other things, that any cash collateral shall be held by the Custodian and marked-to-market daily and that the fees of the Custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Participant Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

As with the settlement of Equity Fund transactions outside of the NSCC Continuous Net Settlement System (the "CNS System"), (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC and (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will settle as follows: on settlement date (T + 3), an Authorized Participant will transfer Deposit Instruments that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Custodian and will transfer Deposit Instruments that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Instruments (or, in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Instruments, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account.

The clearance and settlement of a redemption transaction essentially reverses the process described above. After a Fund has received a redemption request and determined that it is in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Instruments and any Cash Redemption Amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Instruments that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and will transfer Fund Instruments that are U.S. government securities, together with any Cash Redemption Amount, through the Federal Reserve System.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Funds using the CNS System, Creation Units are deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transactions for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Instruments (on a creation) or one or more Fund Instruments (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Instruments in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Instruments, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Instrument.

The Funds will be protected from failure to receive the Deposit Instruments because the Custodian will not effect the Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Instruments (or collateral for failed Deposit Instruments) and Cash Component. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fund's side of the transaction (the delivery of Fund Instruments and the Cash Redemption Amount) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Instruments and Fund Instruments, the Funds plan to settle transactions in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.~~[26]~~[27]

~~[26]~~[27] Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days ("T + 3") basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares' T + 3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of portfolio investments and does not permit the Funds to reflect, in NAV, interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary

I.   <u>Shareholder Transaction and Operational Fees and Expenses</u>

No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

All other expenses incurred in the operation of the Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Stock Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the trustees of the Trust who are not "interested persons" (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, "<u>Shareholder Reports</u>"); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

Funds that choose to employ the manager-of-managers arrangement described in the Multi-manager Exemptive Application will pay investment advisory fees on the basis stated in the Multi-manager Exemptive Application rather than as stated above. Under that arrangement, the Adviser will have the discretion to engage one or more Fund Sub-Advisers to provide purchase and sale recommendations to the Adviser or to the Fund for all or any portion of the portfolio of a Fund. In return for providing the sub-advisory services, the Fund Sub-Adviser will be paid a fee out of the advisory fee that the Fund pays to the Adviser.

J.   <u>Dividend Reinvestment Service</u>

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such service.

K.   <u>Availability of Information</u>

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

The Funds' website (<u>www.indexiq.com/etfs</u>), which will be publicly available prior to the public offering of Shares, will include the Prospectus for each Fund that may be downloaded. The website will contain additional quantitative information updated on a daily basis, including for each Fund, on a per-Share basis, the prior Business Day's NAV and the market closing price or mid-point of the <u>bid/ask spread at the time of calculation of such NAV</u>

market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Market Makers and other institutional investors that would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

~~bid/ask spread at the time of calculation of such NAV~~ (the "Bid/Ask Price"),[~~27~~28] and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the listing Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments, other assets and any Short Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. As discussed above in Section II.F., in addition to the list of names and required amounts of each of the Deposit Instruments, it is intended that, on each Business Day, the Cash Component effective as of the previous Business Day, per outstanding Share of each Fund, will be made available. The website and information will be publicly available at no charge.[~~28~~29]

Investors interested in a particular Fund can also obtain the Trust's SAI, each Fund's Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year. The Fund's SAI and Shareholder Reports are available free upon request from the Fund, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security issued by an open-end investment company. End-of-day prices of each Fund's Deposit Instruments are readily available from various sources such as Stock Exchanges, automated quotation systems, published or other public resources or on-line information services such as IDC, Bloomberg or Reuters. Similarly, information regarding market price and volume of Shares is and will be continually available on a real-time basis throughout the day on Brokers' computer screens and other electronic services. The previous day's closing price and trading volume information will be published daily in the financial section of newspapers. The listing Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per-Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Component. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

L.   <u>Sales and Marketing Materials</u>

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund," in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." No Fund marketing materials (other than as required in the Prospectus) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on a Stock Exchange are described or which refer to redeemability, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies (*i.e.*, as mutual funds), which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares

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[~~27~~28] The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the listing Stock Exchange as of the time of calculation of the Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

[~~28~~29] Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

~~Shares may acquire Shares~~ from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

III.   Funds of Actively Managed Exchange-Traded Funds

A.   The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund ("FOF Participation Agreement") in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act ("Investing Fund Adviser") that does not control, is not controlled by and is not under common control with the Adviser. Each Investing Management Company also may have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, a "Sub-Adviser"). Each Investing Fund Adviser and any Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by an Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because the Adviser provides investment advisory services to that Investing Fund.

B.   Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in Funds (other than FOF ETFs) beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.   Fees and Expenses

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund's advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.   Conditions and Disclosure Relating to Section 12(d)(1) Relief

Like the applicants in PADCO Advisers, Inc., et al., Investment Company Act Release Nos. 24678 (October 5, 2000)(notice) and 24722 (October 31, 2000)(order)("PADCO"), Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser as the Investing Fund Adviser or Sponsor. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

IV.   Request for Exemptive Relief and Legal Analysis

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

A.   Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be <u>individually</u> redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust and each Fund to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on a Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current index-based ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security's closing price and NAV exists with actively managed ETFs, that is not the case here since each Fund's portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the listing Stock Exchange, the identities and quantities of the Portfolio Instruments, ~~other assets and~~including any Short Positions held by the Fund, that will form the basis for the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Instruments ~~and other assets~~ which form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.   Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of a principal order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on a Stock Exchange. The Shares will trade on and away from the listing Stock Exchange[29][30] at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that, in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions that allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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[29][30] Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

C.   Section 17(a) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("second tier affiliates"), from selling any security to or purchasing any security from the company. The definition of "affiliated person" in Section 2(a)(3) of the 1940 Act includes any person that owns 5% or more of an issuer's outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the 1940 Act defines "control" as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").[30][31]

If Creation Units of the Trust or one or more Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or a Market Maker in connection with such person's market-making activities, might each accumulate 5% or more of a Fund's securities. Additionally, one or more holders of Shares, or Market Maker, might from time to time accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that an institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of an Affiliated Fund, making that investor a second-tier affiliate of a Fund. Section 17(a) would also prohibit a Fund, as an affiliated person or a second tier affiliate of an Investing Fund, from selling Shares to, and redeeming Shares from, the Investing Fund.

Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1) and 17(a)(2) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1) and 17(a)(2) of the 1940 Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in any in-kind transactions that would accompany such sales and redemptions with,[31][32] any Investing Fund of which it is an affiliated person or a second tier affiliate.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a), and there may be a number of transactions by persons who

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[30][31] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgement.

[31][32] To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. The requested relief, however, would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief also is intended to cover any "in-kind" transactions that may accompany such sales and redemptions.

4832-1612-2639.32639.4

~~number of transactions by persons who~~ may be deemed to be affiliated persons, Applicants also are requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, Applicants contend that no useful purpose would be served by prohibiting the transactions described above. Except as described above in Section II.F., the composition of the Deposit Instruments delivered by an investor purchasing a Creation Unit will be the same regardless of the investor's identity, as will the composition of the Fund Instruments delivered to an investor redeeming a Creation Unit, and will be valued under the same objective standards applied to valuing the Portfolio Instruments. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. Further, any such "in kind" transactions, including transactions with Investing Funds, will be based on the NAV of the relevant Fund.

The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund's objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund's objectives and with the general purposes of the 1940 Act. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating in-kind purchase or redemption values and will not vary with the identity of the purchaser or redeemer. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the FOF Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust or a Fund to effect a transaction detrimental to the Trust or a Fund. Applicants believe that, with respect to the requested relief pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general proposes of the 1940 Act and, with respect to the relief requested under Section (6)(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.   Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker from knowingly selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits

in Section 12(d)(l)(B) of the 1940 Act.[32][33] Section 12(d)(1)(J) of the 1940 Act states that the Commission may

conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.[33][34] In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no "effective voice" in the other investment company.[34][35] As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section's final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

> "[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase."[35][36]

Congress tightened Section 12(d)(1)'s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (*i.e.*, funds that primarily invest in other investment companies).[36][37] These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled *Public Policy Implications of Investment Company Growth* (the "PPI Report").[37][38]

Applicants propose a number of conditions designed to address these concerns.

Certain of Applicants' proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.

Applicants will take steps to ensure that Investing Funds comply with the terms and conditions of the requested relief by requiring an Investing Fund to enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limitations imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order.

Condition B.1 limits the ability of an Investing Fund's Advisory Group and an Investing Fund's Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, the "Investing Fund's Advisory Group" is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An "Investing Fund's Sub-Advisory Group" is defined as the Sub-Adviser, any person controlling, controlled by or under common control

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[32][33] In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) requested in this Application.

[33][34] House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[34][35] Hearing on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[35][36] House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[36][37] *See* H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[37][38] Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

~~controlling, controlled by or under common control~~ with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser.

For purposes of this Application, an "<u>Investing Fund Affiliate</u>" is defined as any Investing Fund Adviser, Sub-Adviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. A "<u>Fund Affiliate</u>" is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an "<u>Underwriting Affiliate</u>" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Sub-Adviser, Sponsor or employee is an affiliated person. An Underwriting Affiliate does not include, however, any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "<u>Affiliated Underwriting</u>."

Condition B.9 is intended to insure that the board of directors and the investment adviser or Trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and an Investing Fund at the time an investment is made in excess of the limitations of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into an FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limitations of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute the FOF Participation Agreement with the Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees as defined in Section 2(a)(19) of the 1940 Act, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. As mentioned above, Shares are sold without sales charges.[38][39] Under condition B.5, an Investing Fund Adviser or an Investing Trust's trustee ("<u>Trustee</u>") or Sponsor will waive fees otherwise payable to it by the Investing <u>Fund in an amount at least equal to any</u>

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[38][39] Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

~~Fund in an amount at least equal to any~~ non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Sub-Adviser. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule ~~2830.[39]~~2830.[40]

In order to address concerns about complexity, Applicants propose condition B.12, which provides that no Fund relying on the Section 12(d)(1) relief requested by this Application may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting a Fund to purchase shares of other investment companies for short-term cash management purposes. The FOF Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company. Thus, in keeping with the PPI Report's concern about overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limitations of Section 12(d)(1)(A) in a Fund that is in turn able to invest in another investment company in excess of such limitations. In addition to avoiding complexity, that the Funds relying on the exemption from Section 12(d)(1) requested in this Application will not invest in any other investment company in excess of the limitations of Section 12(d)(1)(A) mitigates concerns about layering of fees.

E.   Section 22(e) of the 1940 Act

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act. Applicants acknowledge that the relief obtained from the requirements of Section 22(e) will not affect the obligations of Applicants under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

"No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)   For any period (A) during which the New York Stock Exchange is closed other than customary week-end and holiday closings, or (B) during which trading on the New York Stock Exchange is restricted;

(2)   For any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable, or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)   For such other periods as the Commission may by order permit for the protection of security holders of the company."

Settlement of redemptions for Foreign Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in local markets for the underlying foreign Portfolio Instruments

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[39][40] Any reference in this Application to "NASD Conduct Rule 2830" includes any successor to or replacement of NASD Conduct Rule 2830 that may be adopted by FINRA.

~~Portfolio Instruments~~ held by the Foreign Funds. Applicants have been made aware that the delivery cycles currently practicable for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, in certain circumstances will cause the delivery process for the Foreign Funds to be longer than seven calendar days. Accordingly, with respect to Foreign Funds, which invest in securities traded on global markets only, Applicants request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of in-kind redemptions within seven days, up to a maximum of 15 days, following the tender of a Creation Unit of such Funds. Applicants request that the relief be granted so that each Foreign Fund, to the extent it holds Portfolio Instruments which require a delivery process in excess of seven calendar days, up to 15 calendar days,[~~40~~41] may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Instruments of the Foreign Fund customarily clear and settle.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed 15 calendar days for each Foreign Fund requiring exemptive relief from the provisions of Section 22(e). It is possible that a redemption delivery may be delayed due to the proclamation of new or special holidays,[~~41~~42] the treatment by market participants of certain days as "informal holidays" (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours[~~42~~43]) and/or the elimination of existing holidays or changes in local securities delivery practices[~~43~~44] and, therefore, the delivery of redemption proceeds would be made within 15 calendar days after the redemption request is made in proper form. The SAI with respect to each Foreign Fund will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays and (ii) the maximum number of days, up to 15 calendar days, needed to deliver the proceeds.

Except as otherwise disclosed in the SAI for each Foreign Fund, deliveries of redemption proceeds by each Foreign Fund are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of each Foreign Fund to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e) and will not lead to the problems that Section 22(e) was designed to prevent. Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of the Foreign Funds. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation

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[~~40~~41] In the past, settlement in certain countries, including Russia, have extended to 15 calendar days.

[~~41~~42] Applicants have been advised that previously unscheduled holidays are sometimes added to a country's calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. *See*, for example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year's Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[~~42~~43] A typical "informal holiday" includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

[~~43~~44] The Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market's standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995). It remains possible, if unlikely, that a particular market's settlement cycles for securities transfers could be lengthened in the future.

make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of each Foreign Fund). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemption of Creation Units wholly or partially in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund's SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption is made and determined to be in proper form. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by Van Eck Associates Corporation (and others) for the Market Vectors ETF Trust,[4445] the Vanguard Index Funds, WEBS Index Fund, the CountryBaskets, the iShares[4546] and the Fresco Index Shares Funds, in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

F. Discussion of Precedent

The Applicants' requested relief in this Application is virtually identical to the relief recently granted by the Commission to various other actively managed exchange-traded funds.[4647] In addition, the relief requested in this Application is substantially identical to prior relief granted by the Commission to other ETFs.[4748]

[4445] *See* Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, Investment Company Act Release Nos. 29459 (Oct. 7, 2010) 75 FR 63216 (notice) and 29496 (Nov. 3, 2010) (order) ("Van Eck Market Vectors Order").

[4546] *See* iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003)(notice) and 26006 (April 15, 2003)(order) ("iShares").

[4647] *See* WisdomTree Trust, et. al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) 73 FR 7776 (Feb. 11, 2008) (notice) and 28174 (Feb. 27, 2008) (order); Barclays Global Fund Advisors, et. al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) 73 FR 7771 (Feb. 11, 2008) (notice) and 28173 (Feb. 27, 2008) (order); Bear Stearns Asset Management, Inc., et. al., Investment Company Act Release Nos. 28143 (Feb. 5, 2008) 73 FR 7768 (Feb. 11, 2008) (notice) and 28172 (Feb. 27, 2008) (order); PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb 1, 2008) 73 FR 7328 (Feb. 7, 2008) (notice) and 28171 (Feb. 27, 2008) (order); and the Van Eck Market Vectors Order.

[4748] *See* In the Matter of SPA ETF Trust, et. al., Investment Company Release Nos. 27963 (August 31, 2007) (notice) and 27983 (September 26, 2007) (order) (hereinafter collectively referred to as the "SPA Order"); In the Matter of Claymore Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (August 28, 2006) (notice) and 27483 (September 18, 2006) (order) (the "Claymore Order"); In the Matter of First Trust Exchange Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order) (the "First Trust Order"). In the Matter of UBS Global Asset Management (US) Inc.; and Fresco Index Shares Funds Investment Company Release Nos. 25738 (September 18, 2002) (notice) and 25767 (order) (hereinafter collectively referred to as the "Fresco Order"); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Release Nos. 25409 (February 5, 2002) (notice) and 25451 (order) (hereinafter collectively referred to as the "Nuveen Order"); In the Matter of Vanguard Funds et al. Investment Company Release Nos. 24680 (October 6, 2000) (notice) and 24789 (order) (hereinafter collectively referred to as the "VIPERS Order"); In the Matter of the Select Sector SPDR Trust,

The relief requested by Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the relief granted by the Commission in: (i) the SPA Order; (ii) the Claymore Order; (iii) the First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order[4849]; (vi) the VIPERS Order; (vii) the iShares Order; (viii) the Select Sector SPDR Order; (ix) the WEBs Order; (x) the PowerShares Order; and (xi) the Van Eck Market Vectors Order.

The relief requested with respect to Section 22(d) and Rule 22(c)-1 thereunder (relating to trading of Fund Shares on an Exchange at prices determined by market forces) is virtually identical to the relief granted by the Commission in: (i) the SPA Order; (ii) the Claymore Order; (iii) the First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order; (vi) the VIPERS Order; (vii) the WEBS Order; (viii) the Select Sector SPDR Order; (ix) the iShares Order; (x) the CountryBaskets Order; (xi) the PowerShares Order; and (xii) the Van Eck Market Vectors Order.

The relief requested with respect to Sections 17(a) and 17(b) of the 1940 Act is substantially similar to the exemptive relief granted by the Commission to (i) GMO Core Trust, In the Matter of GMO Core Trust, Investment Company Act Release No. 15415 (Nov. 14, 1986) (order), and is virtually identical to the exemptive relief granted in: (i) the SPA Order; (ii) the Claymore Order, (iii) the First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order; (vi) the WEBS Order; (vii) the Select Sector SPDR Order; (viii) the iShares Order; (ix) the CountryBaskets Order; (x) the VIPERS Order; (xi) the PowerShares Order; and (xii) the Van Eck Market Vectors Order.

The relief requested with respect to Section 22(e) is virtually identical to the exemptive relief granted by the Commission in: (i) the WEBS Order; (ii) the Fresco Order; (iii) the Claymore Order; and (iv) the Van Eck Market Vectors Order.

The relief requested with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission granted in the PADCO Order, the Second iShares Order, the Claymore Order, The Matter of Van Eck Associates Corporation, et al., Investment Company Act Release No. 27311 (May 2, 2007), the SPA Order and the Van Eck Market Vectors Order.

The majority of previous Commission orders permitting ETFs generally have involved investment companies with portfolio securities selected to correspond to the price and yield performance of particular securities indices. In contrast, the ETFs that are the subject of this Application will not attempt to track the performance of any specific securities index. The relief requested in this Application would permit a Fund to hold securities actively selected by its Adviser or Fund Sub-Adviser unrelated to the performance of any securities index.

The "active" management of the Funds is the only substantive difference relative to the prior relief granted by the Commission to passively managed ETFs. While the Funds are to be actively managed ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues. As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index-based ETFs.

In addition, as required under condition A.5 of the Application, neither the Adviser nor any Fund Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Instrument for the Fund through a transaction in

---

(order) (hereinafter collectively referred to as the "VIPERS Order"); In the Matter of the Select Sector SPDR Trust, Investment Company Act Release Nos. 23534 (November 13, 1998) and 24666 (September 25, 2000) (hereinafter collectively referred to as the "Select Sector SPDR Orders"); In the Matter of Barclays Global Fund Advisers, Investment Company Act Release Nos. 24451 and 24452, May 12, 2000 (hereinafter collectively referred to as the "iShares Order"); In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996) (the "WEBS Order"); In the Matter of CountryBaskets Fund, Inc.. et al., Investment Company Act Release No. 21802 (March 5, 1996) (the "CountryBaskets Order"); and In the Matter of PowerShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 25985 (March 28, 2003) (the "PowerShares Order").

[4849] See also Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001)(notice) and 24930 (April 6, 2001)(order).

~~transaction in~~ which the Fund could not engage directly. This condition addresses the unique element of ETFs (*i.e.*, that ETFs may purchase and sell securities through the in-kind creation and redemption process) and is designed to insure that the Adviser and/or Fund Sub-Advisers will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the Investment Company Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based ETFs, is equally applicable to the Funds.

V.   Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions.

A.   Actively Managed Exchange-Traded Fund Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may purchase those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for each Fund, which is and will be publicly accessible at no charge, will contain, on a per-Share basis, for each Fund: the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the listing Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Adviser or Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the

4832-1612-~~2639.3~~2639.4

voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the Shares exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Sub-Adviser, or an affiliated person of the Sub-Adviser, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.	The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund relying on this Section 12(d)(1) relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting a Fund to purchase shares of other investment companies for short-term cash management purposes.

VI.   <u>Names and Addresses</u>

The following are the names and addresses of Applicants:

IndexIQ Advisors LLC
800 Westchester Drive, Suite N-611
Rye Brook, New York 10573

IndexIQ Active ETF Trust
800 Westchester Drive, Suite N-611
Rye Brook, New York 10573

All questions concerning this Application should be directed to the persons listed on the facing Page of this Application.

VII.   Authorization and Signatures

In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer and is authorized to sign and file this document on behalf of the IndexIQ Active ETF Trust pursuant to the general authority vested in him as President.

IndexIQ Advisors LLC

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: Chief Executive Officer

IndexIQ Active ETF Trust

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: President

VERIFICATION
IndexIQ Advisors LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of IndexIQ Advisors LLC, that he is Chief Executive Officer of such entity and as such is authorized to sign the Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Adam S. Patti
Dated: July 6,16, 2012

4832-1612-2639.32639.4

VERIFICATION
IndexIQ Active ETF Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of IndexIQ Active ETF Trust, that he is the President of the Trust and as such is authorized to sign the Application on its behalf, and that all actions taken by the Board of Trustees, officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Adam S. Patti
Dated: July 6,16, 2012